PMU News Release #11-04
TSX : PMU
OTCQX : PFRMF

April 7, 2011

PACIFIC RIM MINING UNDERTAKING FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) announces its intention to sell, by way of a non-brokered private placement, an aggregate of up to 16.7 million Units at a price of CDN $0.21 per Unit for gross proceeds of up to CDN $3.5 million. The private placement will be on a best-efforts/commercially reasonable basis.

Each Unit consists of one common share of the Company (the "Shares") and one half of one non-transferable share purchase warrant. Each full warrant (a “Warrant”) entitles the holder to acquire one additional Share of the Company (the "Warrant Shares") at a price of CDN $0.30 for a period of 24 months following the closing of the financing. Pacific Rim reserves the right to accelerate the exercise period of the Warrant should the Shares trade on the Toronto Stock Exchange above a volume weighted average price of CDN $0.50 for 20 consecutive trading days. A finder's fee of 6% commission (payable in cash or Units at the discretion of the finder, subject to all regulatory restrictions) and 6% finder's warrants will be payable on the Units sold to certain placees of the financing. Pacific Rim reserves the right to cancel or modify the type, nature and/or price of the Units for any reason. The Shares, Warrants and Warrant Shares (and the finder's warrants and the shares and warrants forming part of the finder's Units) will be subject to a four-month trading restriction beginning on the day of issuance. This private placement remains subject to receipt of all required regulatory approvals.

The proceeds of the financing will be used for exploration work, legal expenditures, and for general corporate purposes.

The Units offered, including the Shares, the Warrants and the Warrant Shares, are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States, or to, or for the account or benefit of United States persons (as defined in Regulation S under the Securities Act) or persons in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s most advanced asset is the high grade, vein-hosted El Dorado gold project in El Salvador, where the Company also owns several grassroots gold projects. The Company is actively pursuing additional exploration opportunities elsewhere in the Americas and recently signed an LOI to acquire a majority interest in the Hog Ranch Property, Nevada. Pacific Rim’s shares trade under the symbol PMU on the Toronto Stock Exchange (“TSX”) and on the OTCQX market in the US under the symbol PFRMF.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the completion of the financing as set forth with respect to the terms, the time frame, and amount to be raised; the receipt of all necessary regulatory approvals; and the anticipated use of funds. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX has neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com